EXHIBIT 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-153115) and the related prospectus and Form S-8 (Nos. 333-141525 and 333-147805) of Rosetta Genomics Ltd. of our report dated June 11, 2009 with respect to the consolidated financial statements of Rosetta Genomics Ltd. for the year ended December 31, 2008 included in this Form 6-K.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer
June 11, 2009	A Member of Ernst & Young Global